Exhibit 99.1

TowerJazz Presents Third Quarter 2012 Financial Results:

Revenues of $155 Million; $491 Million Revenues in
the First Nine Months of 2012, Growing 13% versus
$436 Million in the Same Period Last Year

Non-GAAP operating income for the nine months periods improved to $132.8 million in 2012 from $115.7 million in 2011

MIGDAL HAEMEK, Israel – November 15, 2012 – TowerJazz, the global specialty foundry leader, today announced financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•	Revenues of $154.6 million for the third quarter of 2012 and of $491.2 million in the first nine months of 2012, a 13% increase over revenues of $436.4 million in the same period last year;

•	Non-GAAP gross and operating margins at 37% and 26% respectively as compared to 33% and 22% in the third quarter of 2011, respectively;

•	Non-GAAP net profit of $32 million and net margin of 20% as compared to $32 million and 18% net margin in the third quarter of 2011;

•	EBITDA of $40 million, higher than the $39 million as of the third quarter of 2011 which excludes the one-time gain from the sale of HHNEC holdings;

•	End of quarter cash balance of $161 million as compared to $101 million as of December 31, 2011;

•	Completed a previously announced efficiency and cost reduction plan in the Japanese facility resulting in $30 million of savings on an annual basis;

•	Engaged during the third quarter of 2012 with Vishay-Siliconix for high volume production commitment at the Company’s fabs in Israel and Japan through 2018.

CEO Perspective

“Our third quarter results came in line with our expectations and guidance,” commented Russell Ellwanger, Chief Executive Officer of TowerJazz.  “The company continues to execute on its operational and strategic plans.  In this past quarter, we announced the largest single customer manufacturing engagement in the company history, which includes advanced flows in the Nishiwaki, Japan factory, increased activities in both Migdal Haemek factories and the operation of a jointly built epitaxial center for super junction families.  These engagements with Vishay Siliconix are multi-year through 2018.  We have continued to make strong progress in growing markets such as Front End Module for mobile communication, power management and high-end image sensors. This is evidenced in the record number of new masks that have entered our factories, this being the last step leading to production revenue ramp. We have done this whilst making the company more efficient as evidenced in our EBITDA performance.”

Ellwanger further commented: “Additionally, we are in the final stages of signing a unique contract in Japan, which we believe will be a significant model for multiple Japanese Integrated Device Makers, and as well we are in advanced stages of an enabling agreement for one of our strong strategic initiatives. We look forward to this evening’s call and giving added flavor to the key activities of the last months.”

Third quarter 2012 results summary

Third quarter 2012 revenue reached $154.6 million. Revenues were in line with the Company’s guidance range of between $152 to $162 million. Third quarter 2012 revenue represents a decline of 8 percent compared to the previous quarter and 12 percent compared with third quarter 2011 revenue of $176.1 million.

On a non-GAAP basis, as described and reconciled below, the third quarter 2012 gross profit was $57 million, representing a 37 percent gross margin, higher than the 33 percent gross margin for the third quarter of 2011.

Operating profit on a non-GAAP basis in the third quarter of 2012 was $40 million, or operating margin of 26 percent, compared with operating profit of $39 million, or operating margin of 22 percent, as achieved in the third quarter of 2011.

The improvement in margins are as a result of the efficiency measures that management has executed, including the cost reduction plan in the Japanese facility, with the aim of lowering operating expenses by more than $30 million on an annual basis.

On a GAAP basis, net loss in the third quarter of 2012 was $18 million or $0.84 per share as compared to $2 million net profit or $0.09 per share in the third quarter of 2011. As compared to the same quarter last year, financing expenses increased significantly mainly due to GAAP, non-cash financing expenses resulting from the changes in the fair market value of part of our debentures and warrants which are recorded at fair market value per GAAP and from the effect of the NIS/USD exchange rate changes on our NIS denominated debentures. Excluding financing expenses and the net effect of the one-time gain from the sale of the Company’s investment in HHNEC in the third quarter of 2011, net loss in the quarter was reduced by $6 million compared with that of the third quarter last year.

On a non-GAAP basis, net profit in the third quarter of 2012 was $32 million or $1.47 per share, representing a 20 percent net margin. This is compared to $32 million or $1.50 per share, representing a 18 percent net margin in the third quarter of 2011.

EBITDA for the third quarter of 2012 was $40 million, a 2 percent increase as compared to $39 million in the third quarter of 2011, excluding the one-time gain from realization of investment in HHNEC in 2011.

Net cash from operating activities for the third quarter of 2012 amounted to $15 million, or $26 million excluding one-time reorganization payments of $11 million related to the previously announced efficiency and cost reduction plan in its Japanese facility resulting in $30 million of savings on an annual basis.

The Company’s cash and short-term deposits balance as of September 30, 2012 was $161 million as compared to $101 million as of December 31, 2011.  In addition, during October 2012, the company successfully completed a private placement and raised $25 million, in an expansion of its long-term debentures series F, due December 2015 and December 2016.

Financial Guidance

TowerJazz forecasts revenues of $147 to $157 million in the fourth quarter of 2012.

Conference Call and Web Cast Announcement

TowerJazz will host a conference call to discuss third quarter 2012 results today, November 15 2012, at 10:00 a.m. Eastern Time (EDT) / 5:00 p.m. Israel time.

To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0644 (international) and mention ID code: TOWER-JAZZ. Callers in Israel are invited to call locally by dialing 03-918-0644. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) acquisition related and reorganization costs,  one time gain from acquisition and one time gain from the sale of HHNEC shares, (4) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (5) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding acquisition related and reorganization costs, one time gain from acquisition and one time gain from the sale of HHNEC shares, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of debt and other liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received approximately $200 million in grants over the last ten years , (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and retention and recruitment of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully achieving the anticipated benefits from the acquisition of TowerJazz’s Japan fab in Nishiwaki, including ramp of new technologies at  Nishiwaki and engaging new customers to utilize the Nishiwaki fab at levels that will cover all of its cost; (xxviii) meeting regulatory requirements worldwide; and (xxix) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	June 30,	December 31,
	2012	2012	2011
	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and short-term deposits	$160,973	$170,661	$101,149
Trade accounts receivable	85,605	91,928	75,350
Other receivables	2,710	6,783	5,000
Inventories	74,047	64,294	69,024
Other current assets	18,625	14,716	15,567
Total current assets	341,960	348,382	266,090

LONG-TERM INVESTMENTS	12,514	12,555	12,644

PROPERTY AND EQUIPMENT, NET	466,523	472,592	498,683

INTANGIBLE ASSETS, NET	51,293	52,620	58,737

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	14,132	14,715	14,067

TOTAL ASSETS	$893,422	$907,864	$857,221

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$56,970	$41,619	$48,255
Trade accounts payable	90,187	96,743	111,620
Deferred revenue	3,323	4,835	5,731
Other current liabilities	62,427	66,608	64,654
Total current liabilities	212,907	209,805	230,260

LONG-TERM DEBT (*)	285,134	402,234	301,610

LONG-TERM CUSTOMERS' ADVANCES	7,415	7,447	7,941

EMPLOYEE RELATED LIABILITES	87,301	87,149	97,927

DEFERRED TAX LIABILITY	31,377	25,782	20,428

OTHER LONG-TERM LIABILITIES	21,745	23,721	24,352

Total liabilities	645,879	756,138	682,518

SHAREHOLDERS' EQUITY (*)	247,543	151,726	174,703

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$893,422	$907,864	$857,221

(*)
In accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27), a Beneficial Conversion Feature (BCF) exists for bonds series F, which has been measured in accordance with such standards at $110 thousands, classified as an increase in shareholders’ equity with a correspondence decrease in the carrying value of the debentures presented as long term liabilities; said amount will be accreted through the remaining life of the debentures to the non-cash financing expenses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended
	September 30,
	2012	2011
	GAAP	GAAP

REVENUES	$154,594	$176,112

COST OF REVENUES	135,465	159,780

GROSS PROFIT	19,129	16,332

OPERATING COSTS AND EXPENSES

Research and development	8,179	6,526
Marketing, general and administrative	11,463	14,425

	19,642	20,951

OPERATING LOSS	(513)	(4,619)

INTEREST EXPENSES, NET	(8,073)	(7,299)

OTHER FINANCING INCOME (EXPENSE), NET	(7,819)	8,673

OTHER INCOME (EXPENSE), NET	(101)	14,020

PROFIT (LOSS) BEFORE INCOME TAX	(16,506)	10,775

INCOME TAX EXPENSE	(1,653)	(8,936)

PROFIT (LOSS) FOR THE PERIOD	$(18,159)	$1,839

BASIC EARNINGS (LOSS) PER ORDINARY SHARE (*)

basic earnings (loss) per ordinary share	$(0.84)	$0.09

Weighted average number of ordinary
shares outstanding - in thousands	21,539	21,140

(*)	Earning (Loss) per ordinary share includes the effect of the reverse stock split of one-for-fifteen effected on August 5, 2012.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Nine months ended		Nine months ended				Nine months ended
	September 30,		September 30,				September 30,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$491,244	$436,439	$--		$--		$491,244	$436,439

COST OF REVENUES	307,119	275,290	113,910	(a)	93,898	(a)	421,029	369,188

GROSS PROFIT	184,125	161,149	(113,910)		(93,898)		70,215	67,251

OPERATING COSTS AND EXPENSES

Research and development	21,937	16,311	1,824	(b)	1,296	(b)	23,761	17,607
Marketing, general and administrative	29,434	29,172	4,224	(c)	5,770	(c)	33,658	34,942
Acquisition related and reorganization costs	--	--	5,789	(d)	1,493	(d)	5,789	1,493

	51,371	45,483	11,837		8,559		63,208	54,042

OPERATING PROFIT	132,754	115,666	(125,747)		(102,457)		7,007	13,209

INTEREST EXPENSES, NET	(23,161)	(21,686)	--	(e)	--	(e)	(23,161)	(21,686)

OTHER FINANCING EXPENSE, NET	--	--	(19,969	) (e)	(6,653)	(e)	(19,969)	(6,653)

GAIN FROM ACQUISITON	--	--	--		19,467	(d)	--	19,467

OTHER INCOME (EXPENSE), NET	(1,120)	(442)	--		14,058	(f)	(1,120)	13,616

PROFIT (LOSS) BEFORE INCOME TAX	108,473	93,538	(145,716)		(75,585)		(37,243)	17,953

INCOME TAX BENEFIT (EXPENSE)	1,085	(3,416)	(10,722	) (g)	(16,366)	(g)	(9,637)	(19,782)

NET PROFIT (LOSS) FOR THE PERIOD	$109,558	$90,122	$(156,438)		$(91,951)		$(46,880)	$(1,829)

BASIC EARNINGS PER ORDINARY SHARE (*)	$5.42	$4.56

NON-GAAP GROSS MARGINS	37%	37%

NON-GAAP OPERATING MARGINS	27%	27%

NON-GAAP NET MARGINS	22%	21%

(a)
Includes depreciation and amortization expenses in the amounts of $113,207 and $93,029 and stock based compensation expenses in the amounts of $703 and $869 for the nine months ended September 30, 2012 and 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $1,271 and $648 and stock based compensation expenses in the amounts of $553 and $648 for the nine months ended September 30, 2012 and 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $913 and $1,072 and stock based compensation expenses in the amounts of $3,311 and $4,698 for the nine months ended September 30, 2012 and 2011, respectively.

(d)	Includes acquisition costs, reorganization costs and gain from acquisition.
(e)	Non-GAAP financing expense, net includes only interest on an accrual basis.
(f)	Includes gain from the sale of HHNEC shares.
(g)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.
Fully diluted earnings per shares according to non-GAAP results would be $1.77 and $1.89 for the nine months ended September 30, 2012 and September 30, 2011, respectively, and the weighted average number of shares outstanding would be 68,042 thousands and 48,049 thousands for these periods.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended		Three months ended				Three months ended
	September 30,		September 30,				September 30,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$154,594	$176,112	$--		$--		$154,594	$176,112

COST OF REVENUES	97,181	118,658	38,284	(a)	41,122	(a)	135,465	159,780

GROSS PROFIT	57,413	57,454	(38,284)		(41,122)		19,129	16,332

OPERATING COSTS AND EXPENSES

Research and development	7,579	6,059	600	(b)	467	(b)	8,179	6,526
Marketing, general and administrative	10,093	12,363	1,370	(c)	2,062	(c)	11,463	14,425

	17,672	18,422	1,970		2,529		19,642	20,951

OPERATING PROFIT (LOSS)	39,741	39,032	(40,254)		(43,651)		(513)	(4,619)

INTEREST EXPENSES, NET	(8,073)	(7,299)	--	(d)	--	(d)	(8,073)	(7,299)

OTHER FINANCING INCOME (EXPENSE), NET	--	--	(7,819)	(d)	8,673	(d)	(7,819)	8,673

OTHER INCOME (EXPENSE), NET	(101)	(38)	--		14,058	(e)	(101)	14,020

PROFIT (LOSS) BEFORE INCOME TAX	31,567	31,695	(48,073)		(20,920)		(16,506)	10,775

INCOME TAX EXPENSE	--	--	(1,653)	(f)	(8,936)	(f)	(1,653)	(8,936)

NET PROFIT (LOSS) FOR THE PERIOD	$31,567	$31,695	$(49,726)		$(29,856)		$(18,159)	$1,839

BASIC EARNINGS PER ORDINARY SHARE (*)	$1.47	$1.50

NON-GAAP GROSS MARGINS	37%	33%

NON-GAAP OPERATING MARGINS	26%	22%

NON-GAAP NET MARGINS	20%	18%

(a)
Includes depreciation and amortization expenses in the amounts of $38,100 and $40,819 and stock based compensation expenses in the amounts of $184 and $303 for the three months ended September 30, 2012 and 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $457 and $289 and stock based compensation expenses in the amounts of $143 and $178 for the three months ended September 30, 2012 and 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $288 and $369 and stock based compensation expenses in the amounts of $1,082 and $1,693 for the three months ended September 30, 2012 and 2011, respectively.

(d)	Non-GAAP financing expense, net includes only interest on an accrual basis.
(e)	Includes gain from the sale of HHNEC shares.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.
Fully diluted earnings per shares according to non-GAAP results would be $0.65 and $0.65 for the three months ended September 30, 2012 and September 30, 2011, respectively, and the weighted average number of shares outstanding would be 48,941 thousands and 48,730 thousands for these periods.